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VIA EDGAR AND HAND DELIVERY

Mr. John Stickel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	RHI Entertainment, Inc. Registration Statement on Form S-1 Filed September 14, 2007 (File No. 333-146098)

Dear Mr. Stickel:

On behalf of our client, RHI Entertainment, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 11, 2007, with respect to the Registrant’s above-referenced Registration Statement on Form S-1 filed with the Commission on September 14, 2007 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) revised to reflect changes prompted by your comments. Amendment No. 1 contains the various revisions described below. For your convenience, we are delivering to you a courtesy package, which includes five copies of Amendment No. 1, three of which have been marked to show changes from the Registration Statement. Attached to this letter is an exhibit that addresses comment #44 of your letter to us.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.

We note your inclusion of pictures with this draft. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials. Alternatively, confirm that all pictures or graphics are already included.

Response: The Registrant does not anticipate including any additional pictures or graphics in the preliminary prospectus, but, in the event it does, it will provide a mock-up of pages that contain any additional pictures or graphics prior to printing and distribution of the Preliminary Prospectus, together with accompanying captions.

2.

Please reconcile throughout to specify the status of the listing of your common stock on the Nasdaq Global Market. Your cover page indicates that you “intend to apply,” page 114 indicates that your stock in “in the process of being approved for listing,” and page 129 indicates that you have “been approved” to list.

Response: The Registrant has revised its disclosure in response to the Staff’s comment by consistently stating that it “has applied” for its common stock to be listed on the Nasdaq Global Market under the symbol “RHIE”. Please refer to the cover page, and pages 116 and 131 of Amendment No. 1. The Registrant has corrected the erroneous statement that it has been approved for listing.

3.	Please revise to eliminate the marketing language throughout the prospectus. For example, revise or remove the following assertions:
•	Page 1 and 75: Your “high quality” content.
•	Page 3, 4, 75 and 76: Your “reputation for quality and consistency,” the “quality and breadth” of your library, the “superior quality” of your content, and the “high caliber” of your talent.
•	Page 4 and 76: The management team is “widely known and well respected” throughout the industry.

Response: The Registrant has revised the disclosure to delete the language referred to above in almost all instances. However, the Registrant believes that, in certain instances, the term “high quality” remains appropriate to describe the quality of its content. As evidence, the Registrant’s productions have won 104 Emmy Awards, 15 Golden Globe Awards and eight Peabody Awards, indicating the general acclaim and industry view of its content. Please refer to the summary and pages 76 and 77 of Amendment No. 1.

4.	Please define technical or industry-specific terms when they are first used, including:
•	Page 21: Sales rate-card.
•	Page 68: Greenlighting.
•	Page 79: Copyright repurchase mechanisms.

Response: The Registrant has revised the disclosure in response to the Staff’s comment. Please refer to pages 20, 68 and 80 of Amendment No. 1.

Table of Contents, page i

5.

If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance.

Response: The Registrant advises the Staff that each of the information sources cited are publicly available at either no cost or upon payment of a subscription fee or by purchasing the referenced publication.

Prospectus Summary, page 1

6.

We note that several sections of the summary are identical to the Business section beginning on page 74. However, Item 503(a) of Regulation S-K requires that the summary provide a brief overview of the key aspects of the offering, not merely repeat the text of the prospectus. Please carefully consider and identify those aspects of the business and offering that are the most significant and revise so as to highlight the points in a clear and concise manner.

Response: The Registrant has modified the summary to reduce the redundant language and to more concisely summarize the matters discussed in the Business section. Please refer to the summary of Amendment No. 1.

RHI overview, page 1

7.	Please revise to include your revenues and net income or loss for the last audited period and interim stub.

Response: The Registrant has revised its disclosure in response to the Staff’s comment to include revenues and net income for the period from January 12, 2006 (inception) through December 31, 2006 (the last audited period) and the six months ended June 30, 2007 (the interim stub). Please refer to page 1 of Amendment No. 1.

8.

Please revise to clarify your economic model. For example, disclose whether the majority of production costs are collected in advance of your delivering content for all contractual sales or whether there are instances where this is not the case. Also, since receiving a “majority” of the production costs in advance could mean anywhere from 51% to 99%, please revise to provide further clarity in this regard. Finally, it appears from your disclosure on page 77 that you do not fully recoup the cost to produce new content until the end of its initial licensing term. Please clarify this here and specify the average duration of an initial licensing term.

Response: The Registrant has modified the disclosure to clarify the timing of the licensing of new productions. The disclosure concerning the majority of production costs has been modified to indicate that the Registrant typically enters into initial domestic license arrangements at the time production begins that result in license revenue equal to 30% to 60% of the production costs for a film. During production and prior to delivery, the Registrant engages in a process to negotiate initial foreign license arrangements. These license arrangements have contractual revenues that, together with the initial domestic license fees, result in license revenues that will equal from 60% to over 100% of the production costs of the film. Please refer to page 1 of Amendment No. 1.

9.

Please revise to remove the implication in the fifth paragraph under RHI overview that your historical financial results are unreliable in light of your now larger library and your refined strategy or add that losing the agreement to produce original programming for Hallmark might also make your historical results unreliable.

Response: The sentence has been modified in response to the Staff’s comment. Please refer to page 1 of Amendment No. 1.

10.	Please provide a basis for your belief that your library is “one of the largest” of its kind, or revise to remove this statement throughout.

Response: Management’s basis for its belief is based upon its over 30 years of experience in the industry and the knowledge of its sales force concerning its competitors who also license long-form television content. This belief is further supported by the market share data included on page 76 of Amendment No. 1 which indicates that, from 2000 to 2005, the Registrant produced nearly three times as many new productions as its next nearest competitor in made-for-television movies and miniseries.

11.

Please provide support for your assertion that you differentiate yourself from other filmed entertainment providers with your business model. For example, provide evidence that other providers do not also mitigate risks and maximize value by pre-selling licensing rights or developing low cost programming. In addition, tell us whether those major theatrical motion picture producers that complete only 10 to 20 feature films per year do so because they are somehow limited or because they choose to produce fewer films for other reasons. In this regard, consider also that production volume is not listed as a key competitive factor on page 81, which instead identifies quality, subject matter and timeliness of delivery as the most important factors.

Response: The Registrant has revised its disclosure to remove the instances where it differentiates its business model from other filmed entertainment providers. The Registrant has also removed references to the major theatrical motion picture producers that complete only 10 to 20 feature films per year. Please refer to page 2 of Amendment No. 1.

12.	Revise here to discuss the status of your Hallmark agreement. The discussion should disclose the decline in revenues and the decline in Hallmark revenues for each of the past two years.

Response: The Registrant has revised its disclosure to better explain the Registrant’s changing relationship with Hallmark. Please refer to page 1 of Amendment No. 1.

However, the Registrant does not believe that the changes in revenue from Crown Media (the Hallmark affiliate) is reflective of the changes in the relationship with the Registrant. The effect of the termination in December 2007 of the contract provisions in question relates solely to the licensing of new productions from the Registrant. However, Crown Media will have continuing obligations under the existing agreement to license library content, with significant revenue therefrom expected in each of the next five years. As an example, revenue from Crown Media increased in 2006 as compared to 2005 by 5%, despite a decrease in the Registrant’s total revenue of 23%. In the first six months of 2007, as compared to the same period in the prior year, revenue from Crown Media decreased by 36% as compared to the decrease in the Registrant’s total revenue for that period of 27%. Accordingly, the Registrant believes that disclosure of the revenue from Crown Media in the summary would be confusing to an investor since the changes in revenue from Crown Media do not have a direct correlation to the changes in the Registrant's total revenue for the periods noted.

Our reorganization, page 6

13.

Please provide a cross-reference to page 84 in the first bullet on page 7, or revise the disclosure so that it is clear how many board seats KRH will have the right to designate if it holds less than 35% of the outstanding ownership interest.

Response: The Registrant has revised the Registration Statement accordingly. Please refer to page 6 of Amendment No. 1.

Reorganization and offering transactions, page 8

14.

We note under number six that you disclose upon completion of this offering, RHI Inc. will be the sole managing member of Holdings II but will hold a minority of economic interests while KRH will be a non-managing member of Holdings II, but will hold a majority of the economic interests. Please explain to us and disclose in greater detail why KRH will hold a majority of economic interest in Holdings II when it is possible that RHI Inc. will have majority common membership units in Holdings II upon completion of this offering.

Response: Based upon current market conditions, the Registrant intends only to sell a number of RHI Inc. shares in the offering that would represent a minority of the common membership units in Holdings II when the proceeds of the offering are contributed to Holdings II. This information will be disclosed in a future amendment to the Registration Statement when the Registrant completes the information concerning the amount of shares being offered.

Summary Consolidated Historical and Pro forma Financial and Operating Information, page 12

15.	We note your disclosure of the non-GAAP measures EBITDA and “Adjusted EBITDA.” Your disclosure states that both EBITDA and Adjusted EBITDA are presented because you consider them important supplemental measures of your performance and believe the measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in your industry. However, we believe that companies should never use a non-GAAP performance measure in an attempt to smooth earnings. Refer to questions 8 and 15 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for guidance. Also, we do not believe that your reason for presenting these measures is a substantive reason specific to you that justifies the use of these non-GAAP measures. Please revise to eliminate your disclosure of EBITDA and Adjusted EBITDA, or alternatively, revise to include a substantive reason specific to you that justifies the use of EBITDA and Adjusted EBITDA.

Response: The Registrant has reviewed questions 8 and 15 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, and does not believe that it is using EBITDA or Adjusted EBITDA to “smooth” earnings. Instead, management believes the impact of these adjustments provides a metric that allows for a better assessment of the operating performance of the Registrant’s business.

The primary adjustment used in the calculation of “Adjusted EBITDA” is the inclusion in Adjusted EBITDA of capitalized film production costs, which adjustment causes Adjusted EBITDA to be significantly less than EBITDA. Consequently, by making a negative adjustment to EBITDA for capitalized film production costs, the Registrant is not “excluding” a recurring item, but are instead “including” it in the calculation of Adjusted EBITDA. Capitalized film production costs are regular and recurring expenditures, which the Registrant’s management considers an important aspect of the Registrant’s ongoing operating performance. In accordance with the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 00-02, “Accounting by Producers or Distributors of Films” these film production costs are capitalized when incurred and are amortized in cost of sales in the proportion that current revenue bears to the estimated remaining ultimate revenue as of the beginning of the current fiscal period under the individual-film-forecast-computation method. The Registrant further notes that such adjustment includes the entire amount of capitalized film production costs during the applicable period, and consequently Adjusted EBITDA reflects the entire amount of such costs that were incurred during the applicable period.

The only other adjustment used in calculation of “Adjusted EBITDA” is the addition to EBITDA of loss on extinguishment of debt, as management does not consider this loss to be a material aspect of the Registrant’s ongoing operating performance.

The Registrant revised its disclosure to include substantive reasons specific to the Registrant that justifies the use of EBITDA and Adjusted EBITDA, namely the ways in which the Registrant and its management use EBITDA and Adjusted EBITDA. Please refer to Footnote (5) on page 14 and page 48 of the MD&A of Amendment No. 1.

Our success depends on our ability to develop, produce and distribute, page 18

16.	Please remove the first sentence of this risk factor and the first half of the second sentence as risks should not contain any marketing language.

Response: The Registrant has revised the disclosure in response to the Staff’s comment. Please refer to page 17 of Amendment No. 1.

Our substantial indebtedness could adversely affect our financial health, page 25

17.	Please disclose here the amount of your debt which is subject to floating rates. Make corresponding disclosure on page 61.

Response: The Registrant has revised the disclosure in response to the Staff’s comment. Please refer to pages 24 and 61 of Amendment No. 1.

KRH or its affiliates may have interests that differ, page 27

18.

We note that this risk factor is attributed to the Holdings II LLC Agreement which effectively provides KRH, under certain circumstances, to exercise a greater degree of influence in the operation of your business and the management of your affairs, and even if KRH or its affiliates own a minority economic interest in Holdings II, they may be able to continue to exercise a greater degree of influence over Holdings II. In this regard, we believe you should revise your footnotes to the financial statements in disclose the existence of this potential control relationship with respect to KRH. Refer to the requirements of paragraph 4 of SFAS No. 57.

Response: The Registrant has revised the disclosure in the footnotes to the Unaudited consolidated pro forma balance sheet of RHI Inc. to reflect this potential control relationship with respect to KRH. Furthermore, the Registrant will also disclose this relationship in future periodic filings of RHI Inc. after the consummation of the reorganization and offering. The Registrant has not revised the historical financial statements of RHI LLC, the operating company, included herein as this potential control relationship with respect to KRH was not in existence during the periods presented and will not exist until the consummation of the reorganization and offering. Please refer to page 43 of Amendment No. 1.

Unaudited Pro Forma Financial Information, page 38

19.

Please revise the introductory paragraph to the pro forma financial statements to include a brief description regarding the nature and terms of the various transactions that have been reflected in the pro forma financial information. Refer to the requirements of Rule 11-02(b)(2) of Regulation S-X.

Response: The Registrant has revised the introductory paragraph to the Unaudited consolidated pro forma financial statements to include a brief description regarding the nature and terms of the various transactions that have been reflected in the pro forma financial information. Please refer to page 37 of Amendment No. 1.

Unaudited Consolidated Pro Forma Statements of Operations, page 39

20.

We note from your disclosure on page 49 of MD&A that you expect selling, general and administrative expenses to increase as you incur additional expenses of a public company. To the extent any of these expected increases can be factually supported, are directly attributable to the transaction, and are expected to have a continuing impact on the statement of operations, please revise to include a pro forma adjustment for the expense. See Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff's comment and supplemental discussions with members of the Staff regarding the Registrant's inability to factually support additional expenses of being a public company, the Registrant has revised the footnotes to the Unaudited consolidated pro forma statements of operations to disclose that its best estimate of additional selling, general and administrative expenses expected to be incurred as a result of being a public company will range between $3 million and $5 million annually. Accordingly, the Registrant will add a $4.0 million pro forma adjustment to its Unaudited consolidated pro forma statements of operations to reflect the mid-point of this range. Please refer to pages 38 and 40 of Amendment No. 1.

Footnote (2)

21.	Please revise your footnote (2) to describe the nature and terms of your current existing financial advisory agreement and the amount that will be eliminated upon termination of such agreement.

Response: The Registrant has revised the footnotes to describe the nature and terms of the current existing financial advisory agreement and the dollar amount of the fee that will be eliminated. Please refer to pages 38 and 41 of Amendment No. 1.

Footnote (3)

22.

We note your disclosure that the use of proceeds to repay a portion of your second lien credit facility will result in a significant reduction in your interest expense. Please revise your footnote to explain how you determined or calculated the amount of the interest expense adjustment including the interest rate used in the calculation of the pro forma interest expense.

Response: The Registrant has revised the footnotes to explain the determination and calculation used to formulate its pro forma interest expense adjustment including the interest rate. Please refer to pages 39 and 41 of Amendment No. 1.

Unaudited Consolidated Pro Forma Balance Sheet, page 43

23.

We note from your disclosure on page 34 that any prepayment of principal on the second lien credit facility made prior to April 13, 2008 will require a 2% premium on the loans repaid. In light of the fact that you will be using the proceeds from the offering to repay a portion of the senior second lien credit facility, please revise to include disclosure of this prepayment penalty and to include a pro forma adjustment for the penalty on the balance sheet.

Response: The Registrant has revised the footnotes to disclose the expenses that will be recorded in connection with the offering, including the prepayment penalty on the loans repaid. Please refer to page 43 of Amendment No. 1.

24.

We note that the historical financial statements of RHI LLC are that of a partnership, however subsequent to the offering, the reporting entity will be RHI Inc., a corporation. Please revise to include a pro forma adjustment to reclassify undistributed earnings or losses of RHI LLC to paid-in capital in the pro forma balance sheet. See Staff Accounting Bulletin Topic 4B.

The Registrant respectfully acknowledges the comment and advises the Staff that RHI LLC will continue as an LLC after the consummation of the reorganization and offering. As its status as an LLC will not terminate or change, the Registrant does not believe that the provisions of Staff Accounting Bulletin Topic 4B are applicable. The Registrant has revised the disclosure in footnote (2) to the Unaudited consolidated pro forma balance sheet of RHI Inc. to discuss the reclassification of the majority interest in RHI LLC to a non-controlling interest in consolidated entity in the Unaudited consolidated pro forma balance sheet. Please refer to page 43 of Amendment No. 1.

Footnote (4)

25.

We note your disclosure that these amounts represent the adjustments necessary to reflect the capitalization of RHI Inc. and the acquisition of an interest in RHI LLC resulting from the reorganization and offering, and the expected consolidation of RHI LLC by RHI Inc. Please revise to ensure that you discuss how each capitalization and reorganization adjustment in the pro forma balance sheet is calculated or determined.

Response: The Registrant has revised the disclosure in footnote (1) to the Unaudited consolidated pro forma balance sheet of RHI Inc. to discuss how each capitalization and reorganization adjustment in the pro forma balance sheet is determined. Please refer to page 42 of Amendment No. 1.

Selected Consolidated Historical Financial and Operating Information, page 45

26.

Please revise to include pro forma earnings per share data on the face of the selected financial data and include footnote disclosure as to how the amount was calculated. Your revised disclosure should include the number of shares being sold in the offering and the assumed price per share.

Response: The Registrant acknowledges the comment and supplementally advises the Staff that it will disclose pro forma earnings per share data in the Unaudited consolidated pro forma statements of operations of RHI Inc. The Registrant has not included pro forma earnings per share data in the Selected consolidated historical financial and operating information as the historical financial statements included therein are those of RHI LLC, an operating company, which will continue in existence as such after the consummation of the reorganization and offering. Management does not believe that disclosure of pro forma earnings per share for RHI LLC would be indicative of earnings per share of RHI Inc., the Registrant.

Management’s discussion & analysis, page 48

27.

Please note that MD&A should provide a narrative explanation that allows investors to see the company through the eyes of management. Please expand your MD&A to identify and discuss key performance indicators that management uses or will use to manage the business and that would be material to investors. Further, discuss whether such performance indicators have or will change as a result of your independent operating strategy. In addition, include in your disclosure the business reasons underlying changes between periods and discuss any material trends. For example, discuss your decision to pursue new distribution opportunities and your agreement with ION if these are reflective of an industry trend impacting your business. Also, we note your efforts to responds to market demand by beginning to develop and produce film content outside of your traditional genres. Please consider the MD&A guidance in SEC Release Nos. 33-8350 and 34-48960.

Response: The Registrant acknowledges the Staff’s comment and has considered the MD&A guidance in SEC Release Nos. 33-8350 and 34-48960. The Registrant has revised its MD&A in response to the Staff’s comments. Please refer to page 47 of Amendment No. 1.

Results of operations, page 54

28.	Please expand your disclosure at the bottom of page 54 to discuss in greater detail what was involved in your shift to more cost effective programming consistent with your refined production strategy.

Response: The Registrant has expanded its disclosure in order to give more specific detail about the factors involved in its shift to more cost effective programming consistent with its refined production strategy. Please refer to page 54 to Amendment No. 1.

The year ended December 31, 2006 compared to the year ended December 31, 2005, page 56

29.

Please revise to include a discussion at the beginning of this section that clearly indicates that the results of operations for the year ended December 31, 2005 are of the Predecessor and are presented on a different cost basis than those of the Successor company, and therefore, are not comparable.

Response: The Registrant has revised its discussion to note that the operating results for the year ended December 31, 2005 are of the Predecessor Company and are presented on a different basis than those of the Successor Company and, therefore, are not comparable. Please refer to page 56 to Amendment No. 1.

Quantitative & Qualitative Disclosure about Risk, Page 64

30.

We note that you identify foreign currency risk as a market risk to which you are and will be exposed following completion of the offering. However your disclosure with respect to this risk does not appear to meet the format guidelines in Item 305 of Regulation S-K. Please revise this section to discuss your exposure to foreign currency risk using one of the three presentation alternatives outlined in Item 305 of Regulation SK.

Response: The Registrant has revised its disclosure to clarify the magnitude of potential foreign currency risks and to demonstrate that these risks historically have not been significant. Please refer to page 65 to Amendment No. 1.

Supermajority vote for certain matters, page 69

31.

We note that you intend to have a seven-member board. Please reconcile your disclosure on page 70 indicating that your board will be comprised of four directors upon the completion of the offering, with your disclosure on page 83 indicating that you intend to appoint four additional independent directions following the offering.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure to consistently show that it will appoint an independent director prior to the completion of the offering and intends to elect an additional three independent directors in the time periods required by applicable securities laws and regulations and Nasdaq listing requirements. Please refer to pages 70 and 84 of Amendment No. 1.

Business, page 74

32.

Please provide us with support for the statement that your ability to license rights to content in your library provides you with “visibility into long-term library cash flow.” Also, to the extent you retain this statement, please also expand your disclosure to discuss the implications of this “visibility.”

Response: The Registrant has revised the disclosure on page 75 in response to the Staff’s comment. The Registrant supplementally advises the Staff on its visibility into long-term library cash flow based on the Registrant’s ability to license rights to its library content. License agreements for the content in the Registrant’s library are for periods typically longer than one year and typically provide for payments to the Registrant at the earlier of the broadcast of the production or a specified date. At any given time, the Registrant has a number of these license agreements in effect that require license fee payments to be made to the Registrant at some point in the future. As a result, at any given date, the Registrant is able to calculate the aggregate amount due under these license agreements. For example, at June 30, 2007, the aggregate future amounts due the Registrant under these contracts were $269.3 million. The Registrant uses the term “visibility” to describe these long term contractual cash flows. The Registrant is able to use this “visibility” in planning its long and short term capital requirements.

Target new distribution platforms, page 77

33.	Please file your agreements with Genius Products and Apple, or clarify here that you do not expect them to be material to your results.

Response: The Registrant has filed such agreements as exhibits to Amendment No. 1. Please refer to Exhibit 10.15 and Exhibit 10.16 of Amendment No. 1.

Exploit our growing library, page 77

34.	Please expand your disclosure to specify what portion of the content in your film library is continuously under license, and detail how this utilization is measured.

Response: The Registrant has modified the disclosure to eliminate the use of the word “continuous”. Please refer to page 78 of Amendment No. 1.

Registration Rights Agreement, page 109

35.

We note that in connection with the completion of your offering, you will enter into a Registration Rights Agreement with KRH which effectively provides them with the unlimited right to demand that RHI Inc. use reasonable best efforts to register and effect the registration of shares under the Securities Act issued upon any exchange of its common membership interests in Holdings II for shares of RHI Inc.’s common stock. Further, you are also required to maintain effectiveness of such registration statements until KRH has disposed of all its registrable securities. Please tell us and disclose whether any consideration is required to be transferred or payable by you to KRH if the registration statement for the resale of the shares of RHI’s common stock is not declared effective or effectiveness is not maintained. Your response to us should also address how you considered the guidance in paragraph 7 of FSP EITF 00-19-2.

Also, please revise your notes to the financial statements to include the disclosures required in paragraph 12 of FSP EITF 00-19-2, as applicable.

Response: The Registrant advises the Staff that the registration rights agreement does not require any specific penalty or monetary consideration in the event that a registration statement is not declared effective or if effectiveness is not maintained. The disclosure has been revised accordingly. Please see page 111 of Amendment No. 1.

Material U.S. federal income tax considerations, page 123

36.	Please remove the disclaimer in the first sentence of the third paragraph that the discussion is “for general information only.”

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 125 of Amendment No. 1.

Legal matters, page 131

37.	Please revise the first sentence to state that counsel is providing an opinion on the validity of the securities being registered.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 133 of Amendment No. 1. The Registrant advises the Staff that it will provide a consent and opinion of counsel in a future amendment to the Registration Statement.

Where you can find more information, page 131

38.	Please revise to reflect the new address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 133 of Amendment No. 1.

Audited Financial Statements of RHI Entertainment, LLC

Consolidated Statements of Operations, page F-7

39.

We note that in connection with the offering you will be a corporation subject to U.S. federal corporate income taxes. Please revise your historical statements of operations to include presentation of pro forma tax data for all periods presented.

Response: The Registrant acknowledges the comment and supplementally advises the Staff that it will disclose pro forma tax data in the Unaudited consolidated pro forma statements of operations of RHI Inc. The Registrant has not included pro forma tax data in the Consolidated statements of operations as the historical financial statements included therein are those of RHI LLC, an operating company, which will continue in existence after the consummation of the reorganization and offering and, as such, is not subject to U.S. federal corporate income taxes. The Registrant does not believe that disclosure of pro forma tax data for RHI LLC would be indicative of tax data for RHI Inc., the Registrant.

Notes to the Financial Statements

40.

We note your disclosure on page 24 that you have benefited from financial incentives and subsidies that are used to reduce production costs and which take different forms, including direct government rebates, sale and leaseback transactions or transferable tax credits. Please explain to us, and disclose in the notes to the financial statements, the nature of any financial incentives or subsidies you have accepted and how the receipt of the incentive or subsidy have been accounted for within your financial statements.

Response: The Registrant has revised Note 3 to disclose the nature of financial incentives or subsidies that have been accepted and how they have been accounted for within its financial statements. Please refer to page F-13 of Amendment No. 1.

Note 2. Basis of Presentation, page F-11

41.

We note from your disclosure that certain general and administrative expenses that are indirectly attributable to Hallmark Entertainment have been allocated between HEH and Hallmark Entertainment based on a pro rata allocation of salary and related expenses. Please revise to include disclosure of management’s estimate of what the expenses would have been on a stand alone basis, that is, the cost that would have been incurred if the Hallmark Entertainment had operated as an unaffiliated entity. Please include this disclosure for both 2005 and 2004 to the extent the amount is materially different. See SAB Topic IB:1, Question 2.

Response: The Registrant has revised Note 2 to expand on management’s belief that the Registrant’s methodology is reasonable and appropriate. The Registrant has also revised Note 2 to disclose the costs that were allocated to HEH in 2005 and 2004. Please refer to page F-11 of Amendment No. 1.

Note 3. Summary of Significant Accounting Policies,

— (a) Revenue Recognition and Customer Concentrations, page F-12

42.

We note from your disclosures in your table of customer concentrations that you have a limited number of customers generating a significant portion of revenue. For each customer that contributes over 10% of total revenue, please revise to separately disclose the total amount of revenues from each such customer. See paragraph 39 of SFAS No. 131.

Response: The Registrant has revised Note 3 to disclose each customer that contributes over 10% of total revenue and the amount of revenues from each such customer in accordance with paragraph 39 of SFAS No. 131. Please refer to page F-12 of Amendment No. 1.

— (d) Film Production Costs, page F-13

43.

We note your disclosure that acquired film libraries are amortized as a single film asset using the same methodology as for capitalized film production costs, over a period not exceeding 20 years. We also note your disclosure on page 20 that your rights to approximately 36% of the titles in you film library will ultimately expire and by December 31, 2012, your intellectual property rights in approximately 8% of your existing titles will terminate. Please explain to us how you have considered these future terminations of property rights in the estimated useful life used to amortize your film libraries.

Response: The Registrant advises the Staff that the only acquired film library that is being amortized as a single asset over a period not exceeding 20 years is the Crown Film Library. The Crown Film Library is being amortized utilizing the film forecast method in accordance with SoP 00-02. Specific availabilities and future rights terminations were individually considered and evaluated for each film within the Crown Film Library as the estimated ultimate revenue for such library was determined.

Note 4. Acquisitions, page F-17

44.

We note that your purchase price allocation of the Hallmark Entertainment acquisition resulted in an allocation of $59,838 to goodwill. Please explain to us how you have considered the guidance contained in EITF 02-17 in connection with your purchase price allocation of Hallmark Entertainment. For instance, explain how you have considered the need to allocate fair value to order or production backlog. In addition, explain why it appears that you have not allocated any amounts to customer lists, relationships or contracts. If you have ascribed fair value to these contracts, describe the significant assumptions that were used in your valuation and provide the related valuation. Also, please revise to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill. See paragraph 51(b) of SFAS No. 141.

Response: The Registrant is supplementally providing to the Staff an exhibit which discusses the process management used to identify intangible assets, including its assessment of customer lists, relationships, contracts and production backlog, in connection with the allocation of purchase price for the Registrant’s acquisition of Hallmark Entertainment, LLC. Further, the Registrant has revised Note 4 to disclose the primary reasons for the acquisition, including a description of the factors that contributed the purchase price. Please refer to page F-19 of Amendment No. 1.

45.

We note your disclosure that in connection with the acquisition you paid and expensed $12.4 million related to an annuity contract purchased for the Company’s founder in accordance with a newly executed employment agreement. Please tell us and revise Note 4 to disclose in greater detail the nature and terms of the annuity contract. If the terms of the contract attribute all or a portion of the expected future benefits to a period of service greater than one year, please tell us why you did not accrue the cost of those benefits over that period of the employee’s service in a systematic and rational manner. See paragraph 13 of SFAS No. 106.

Response: The Registrant has revised Note 4 to disclose in greater detail the nature and terms of the annuity contract and have noted the lack of future service requirements under that arrangement. In doing so, the Registrant has addressed paragraph 13 of SFAS No. 106. Please refer to page F-19 of Amendment No. 1.

Note 5. Film Production Costs, New, page F-20

46.

We note your disclosure that you recorded an impairment charge of $295.2 million relating to film assets during 2005. Please tell us, and revise your disclosure in Note 5 to disclose the method and assumptions used to determine the fair value of the film assets. See paragraph 26(c) of SFAS No. 144.

Response: In accordance with paragraph 26(c) of SFAS No. 144, the Registrant has revised Note 5 to disclose the method and assumptions used to determine the fair value of film assets in connection with the 2005 impairment charge. Please refer to page F-22 of Amendment No. 1.

Note 11. Share-based Compensation, page F-28

47.

We note your disclosure that the 2,800,000 Class B Units were valued at $2.4 million as of January 12, 2006 and the mount immediately expensed as the units were vested upon issuance. Please tell us, and revise your notes to the financial statements to disclose the method and assumptions used to determine the fair value of these Class B Units.

Response: The Registrant has revised Note 11 to disclose the method and assumptions used to determine the fair value of the Class B Units issued as of January 12, 2006. Please refer to page F-29 of Amendment No. 1.

48.

We note your disclosure that in accordance with SFAS No. 123(R), the $5.8 million grant date fair value of the 250 Value Units granted to the Company’s chief executive officer will be recorded as contributed capital from Holdings’ to the Company over the three year vesting period. Please explain to us, and disclose in the notes to the financial statements in future filings, the method and assumptions used to determine the grant date fair value of the Value Units.

Response: The Registrant has revised Note 11 to disclose the method and assumptions used to determine the fair value of the Value Units granted to the Registrant’s chief executive officer. Please refer to page F-30 of Amendment No. 1.

Note 13. Predecessor Company Related Party Transactions, page F-29

49.

We note your disclosure that you had contracted to acquire distribution rights for films from Medien in exchange for non-refundable guarantees. Please tell us if these distribution rights were acquired in the January 2006 purchase of Hallmark

Entertainment. If so, please tell us how you have accounted for these rights in the purchase price allocation of Hallmark Entertainment.

Response: The Registrant supplementally advises the Staff that the distribution rights acquired from Medien were included in the acquisition of Hallmark Entertainment. These distribution rights were valued and included in capitalized film production costs in the allocation of purchase price of Hallmark Entertainment.

Note 16. Commitments and Contingencies, page F-35

50.

We note your disclosure that under the terms of your agreement with ION you have agreed to provide programming to ION and as consideration, ION has agreed to allow you to control and sell all but two minutes per hour of the advertising during the time periods during which the programming airs and you will share the advertising proceeds with ION. Please tell us how you have accounted for (or will account for) the revenue generated in this barter transaction. See paragraph 21 of SOP 00-02.

Response: The Registrant supplementally advises the Staff that under the terms of its agreement with ION, RHI LLC will make cash payments to ION. RHI LLC is contractually obligated to pay ION a non-refundable minimum guarantee each contract year against ION’s share of future advertising proceeds. Consequently, management has determined that the transaction is not a non-monetary transaction and is not within the scope of a barter transaction in accordance with the provisions of paragraph 21 of SoP 00-02. Additionally, the Registrant has revised the disclosure in response to the Staff’s comment. Please refer to F-37 of Amendment No. 1.

(b) Lease Commitments, page F-35

51.

We note your disclosure that some of your leases contain escalation clauses and renewal options. Please tell us if you account for your leases on a straight-line basis in accordance with paragraph 15 of SFAS No. 13. If not, please explain why not.

Response: The Registrant supplementally advises the Staff that prior to January 12, 2006, certain of its leases contained escalation clauses and renewal options. For the years ended December 31, 2005 and 2004, its leases were accounted for on a cash basis, which approximated a straight-line basis. Subsequent to the January 12, 2006 acquisition of Hallmark Entertainment and inception of the Successor Company, these leases did not contain future escalation clauses and renewal options.

Other

52.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Registrant acknowledges the Staff’s comment and, as necessary, will continue to update its financial statements to comply with Rule 3-12 of Regulation S-X.

53.	Provide a currently dated consent from the independent public accountant in the amendment.

Response: The Registrant has provided a currently dated consent from the independent public accountant in the amendment in response to the Staff’s comment. Please refer to Exhibits 23.1 and 23.2 of Amendment No. 1.

* * * * *

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at 212-906-1369.

Best regards
/s/ Raymond Y. Lin
of LATHAM & WATKINS LLP

Enclosures

cc:	Max A. Webb

Claire Erlanger

Jean Yu

Rod Miller

William Aliber

Exhibit

Identification of Intangibles – 2006 Purchase Price Accounting

Objective

This memo serves as documentation of the intangible asset identification process RHI Entertainment, LLC (RHI) management undertook in connection with the purchase price accounting for RHI’s January 12, 2006 acquisition of Hallmark Entertainment, LLC.

Background

On January 12, 2006, RHI’s acquisition of Hallmark Entertainment, LLC was consummated. The aggregate purchase price was $426.8 million, net of $70.7 million of cash acquired.  Approximately $360.6 million of the $426.8 million was allocated to tangible assets and liabilities based on their fair value, as determined by management. The remaining cost in excess of tangible net assets was approximately $66.2 million.

Considerations

In accordance with paragraph 39 of Financial Accounting Statement No. 141 (FAS 141) Business Combinations, we have assessed the remaining $66.2 million of excess purchase price in order to determine whether any intangible assets should be recognized as an asset apart from goodwill.  Paragraph 39 requires that:

“An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of this Statement, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability.

For this assessment, we utilized Appendix A of FAS 141, which provides additional guidance relating to the recognition of acquired intangible assets apart from goodwill and lists intangible assets in paragraph A14 that meet the criteria for recognition as an asset apart from goodwill. Each item in the list was considered by us during this assessment.  There were no additional intangible assets not included in paragraph A14 that were identified.  Refer to the table below for the aforementioned list of potential intangible assets and our determination as to the applicability of each asset to the Hallmark Entertainment acquisition. In instances where we thought that such an intangible asset may exist, we have included in the table a description of how each was further investigated and, where applicable, valued.

Intangible Assets Considered	Company Response
a) Marketing-related
1) Trademarks, tradenames

RHI did not retain any Hallmark Entertainment trademarks or tradenames (i.e. Hallmark-related) for which any value would be ascribed.  A complete rebranding of the successor company as RHI Entertainment occurred subsequent to the acquisition.

2) Service marks, collective marks, certification marks	Not applicable to Hallmark Entertainment’s line of business
3) Trade dress	Not applicable to Hallmark Entertainment’s line of business
4) Newspaper mastheads	Not applicable to Hallmark Entertainment’s line of business
5) Internet domain names	Not applicable to Hallmark Entertainment’s line of business
6) Non-competition agreements

Hallmark Entertainment had several employment contracts in effect as of January 12, 2006.  In addition, the Company’s CEO, COO and founder all signed employment agreements in connection with the acquisition.  The only employment agreement containing a substantive non-competition clause was that of the Company’s CEO. Based on an independent valuation, a $5.4 million value was ascribed to this non-competition agreement.

b) Customer-related
1) Customer lists	Not applicable, as the Hallmark Entertainment customer lists are non-proprietary.
2) Order or production backlog	Refer to the #b3 below
3) Customer contracts and related customer relationships

The value of Hallmark Entertainment’s program license agreements for completed films was a component of the valuation of the completed film library and, as such, has already been accounted for in the purchase price allocation (refer to #c5 below).

Hallmark Entertainment had several existing program license agreements for films in development as of January 12, 2006. All but one of these agreements were considered by management to be insignificant and, consequently, no value was ascribed. Management carefully evaluated the remaining agreement and determined that it was at market and should have no value ascribed to it.  This significant agreement was a related party output agreement and negotiated at arms’-length and within close proximity to January 12, 2006. This agreement was entered into on October 11, 2005 and dated and effective as of January 1, 2005. Negotiations over price and term took into consideration all market factors at the time and there had not been any significant change in the market for this content between the date the agreement was consummated and the acquisition date.

Although related parties, both companies had their own legal and financial advisors when negotiating the agreement and the terms of the agreement were consistent with those of agreements with unrelated parties.

This conclusion was reaffirmed by an independent valuation.

4) Non-contractual customer relationships

Hallmark Entertainment had distribution relationships with certain domestic and international television networks, which have been developed over the years. There was no value ascribed to customer relationships as the networks with whom the relationships are with represent a known group of buyers of produced programming and these networks continuously require new content in order to achieve higher advertising and/or affiliate revenues.  As a result, there is a vested interest from the television networks to maintain such relationships. Therefore, a market participant would either already have such relationships or would be able to easily develop such relationships.

In addition, RHI has entered into several output agreements subsequent to January 12, 2006 with various television networks.  In most of these cases, RHI was approached by the network to produce content for it.  This further demonstrates that the content drives the ability to enter into output agreements and customer relationships.

This conclusion was reaffirmed by an independent valuation.

c) Artistic-related
1) Plays, operas, ballets	Not applicable to Hallmark Entertainment’s line of business
2) Books, magazines, newspapers, other literary works	Not applicable to Hallmark Entertainment’s line of business
3) Musical works such as compositions, song lyrics, advertising jingles	Hallmark Entertainment’s musical works are all attached to completed films and, as such, have already been accounted for in the purchase price allocation (refer to #c5 below).
4) Pictures, photographs	Not applicable to Hallmark Entertainment’s line of business
5) Video and audiovisual material, including motion pictures, music videos, television programs	Hallmark Entertainment’s completed film library was valued by management with the input of a 3rd party valuation firm and is included in the aforementioned tangible asset allocation.
d) Contract-based
1) Licensing, royalty, standstill agreements	The value of Hallmark Entertainment’s license agreements for completed films was a component of the valuation of the completed film library and, as such, has already been accounted for in the purchase price allocation (refer to #c5 above)
2) Advertising, construction, management, service or supply contracts	Not applicable to Hallmark Entertainment’s line of business
3) Lease agreements

Hallmark Entertainment had 6 lease agreements related to office and warehouse space maintained by Hallmark Entertainment. A $1 million aggregate value has been ascribed to three of these leases by an independent valuation.

4) Construction permits	Not applicable to Hallmark Entertainment’s line of business
5) Franchise agreements	Not applicable to Hallmark Entertainment’s line of business
6) Operating and broadcast rights	Not applicable to Hallmark Entertainment’s line of business
7) Use rights such as drilling, water, air, mineral, timber cutting, and route authorities	Not applicable to Hallmark Entertainment’s line of business
8) Servicing contracts such as mortgage servicing contracts

Hallmark Entertainment had existing film library service agreements with two customers as of January 12, 2006.  In these relationships, Hallmark Entertainment managed the administrative operations related to distributing the film libraries of the counterparties for annual fees of $750k and $480k, respectively. These fees covered the cost involved in fulfilling the agreements and were not the source of any significant profits. In addition, one of the agreements was running on expired terms and was being renegotiated.  As such, it was determined by management that any value ascribed to these agreements would be de minimus.  This conclusion was reaffirmed by an independent valuation.

9) Employment contracts	Refer to #a6 above
e) Technology-based
1) Patented technology	Not applicable to Hallmark Entertainment’s line of business
2) Computer software and mask works	Not applicable to Hallmark Entertainment’s line of business
3) Unpatented technology	Not applicable to Hallmark Entertainment’s line of business
4) Databases, including title plants	Not applicable to Hallmark Entertainment’s line of business
5) Trade secrets, such as secret formulas, processes, recipes	Not applicable to Hallmark Entertainment’s line of business

Conclusion

The above considerations and the independent valuation work performed resulted in the identification of two separately identifiable intangible assets consisting of a non-compete agreement with the CEO and three beneficial lease agreements.  The non-compete agreement has been ascribed a value of $5.4 million and the beneficial lease agreements were ascribed an aggregate value of $1.0 million.

The remaining purchase price of approximately $59.8 million has been classified in the Company’s consolidated balance sheet as goodwill.